PARETO SECURITIES INC.

Statement of Financial Condition and
Reports of Independent Registered Public Accounting Firm

DECEMBER 31, 2024

PARETO SECURITIES INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2024

PARETO SECURITIES INC.
FINANCIAL STATEMENT
DECEMBER 31, 2024

Index

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50796

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024   AND ENDING 12/31/2024
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __PARETO SECURITIES INC._____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 E.52ND STREET, 29 FL
_____(No. and Street)_____

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTONELLA SPAVENTA 212-829-4200   ANTONELLA.SPAVENTA@PARETOSEC.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
_____(Name – if individual, state last, first, and middle name)_____

5 West 37th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

12/20/2018		6529	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Antonella Spaventa _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pareto Securities Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _____

Title: _____
CEO & COO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Pareto Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pareto Securities Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Fulvio & Associates LLP

New York, New York

March 26, 2025

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

A S S E T S

Cash and cash equivalents	$	6,367,629
Due from brokers		319,944
Receivable from affiliates		317,178
Furniture, equipment and improvements, net		65,624
Prepaid taxes		185,931
Deferred tax assets		1,634,361
Security deposits		354,435
Right of use assets - operating leases		605,446
Right of use assets - finance lease		36,216
Other assets		105,069
TOTAL ASSETS	$	9,991,833

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	1,721,463
Payable to affiliates		223
Operating lease liabilities		655,998
Finance lease liabilities		36,216
TOTAL LIABILITIES		2,413,900
Liabilities subordinated to claims of general creditors		3,918,000
Stockholder's Equity:		
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding		360,000
Additional paid-in capital		4,044,054
Accumulated deficit		(744,121)
TOTAL STOCKHOLDER'S EQUITY		3,659,933
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,991,833

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
Pareto Securities Inc. (F/K/A Nordic Partners, Inc.) (the "Company") was incorporated in October 1997. On June 12, 2009, Pareto Securities AS (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securities, Inc. The Company was registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") in November 1998 and operates as a broker/dealer registered with the U.S. Securities and Exchange Commission (the "SEC").

The business of the Company consists of the purchase and sale of publicly and privately traded Swedish, Finnish, and Norwegian corporate equity and debt securities for U.S. institutional customers. The Company has SEC Rule 15a-6 business agreements in place with Pareto Securities AS in Oslo, Norway, Pareto Securities AB, Stockholm Sweden, Pareto Securities Ltd, London, Pareto Securities Pte Ltd, Singapore, Pareto Securities AG, Switzerland, and Pareto Securities Oy, Helsinki, Finland. They are unregistered foreign broker-dealers who are not members of SIPC.

The Company has clearing agreements with all its clearing agents. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3. The Company clears all foreign security transactions through its foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

Basis of presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940.

Use of estimates
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition.

Commission income

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Advisory income

Income from advisory fees includes success fees as well as retainers and client service fees earned for advising on transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. In certain instances, advisory fees are recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer based on the terms of the contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Private placement income

Private placement income is recorded on the accrual basis of accounting and recognized when the performance obligations have been satisfied. Income from private placements originates from transactions whereby the Company acts as a placement agent and is recognized on the closing date under the terms of the relevant agreement when the underlying transaction is completed.

Underwriting income

The Company earns underwriting fees in securities offerings in which the Company acts as firm commitment underwriter and also may act as a selling group participant. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer (when applicable); and (iii) the Company has been informed of the number of securities that it has been allotted. The Company believes that the performance obligation is satisfied when the significant items are completed, which is generally on the trade-date of the securities offerings.

Allowance for credit losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments- Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company did not record an allowance for credit losses at December 31, 2024.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000 per depositor. Cash in excess of the insurance limit was $ 6,117,629 as of December 31, 2024. No losses have been incurred to date.

Due from Clearing Broker

Due from clearing broker includes a clearing deposit of $134,374 the Company maintains with its clearing broker. The remaining receivable represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Fair value measurement

The Company follows the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures". ASC Topic 820 defines fair value, establishes the framework for measuring fair value under generally accepted principles, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies user to measure fair value:

Level 1- Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2- Valuations based on observable inputs other than quoted prices for identical or similar assets.

Level 3- Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Furniture, equipment, and improvements

Furniture, equipment, and improvements are stated at cost. Depreciation is recognized on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment, and improvements (continued)
Furniture, equipment and improvements consisted of the following at December 31, 2024:

Furniture and fixtures	$ 366,585
Leaseholds	657,029
Office equipment	74,262
Telephone systems	81,269
Computer equipment	382,267
Subtotal	1,561,412
Less: Accumulated depreciation and amortization	(1,495,788)
Furniture, equipment and improvements, net	$ 65,624

Leases
The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases. The Company is a lessee in noncancelable operating leases, for office space, and a financing lease for equipment. The lease liabilities are initially and subsequently recognized based on the present value of its future lease payments.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. ASC Topic 740, Income Taxes ("ASC Topic 740"), clarifies the accounting for uncertainty in income taxes recognized in the financial statement and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

ASC Topic 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statement. There were no material interest or penalties for the year ended December 31, 2024.

NOTE 2   RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and its Stockholder's subsidiaries in the normal course of business. Included in the financial statement is the following transaction with the Stockholder as of December 31, 2024:

Subordinated loans (Note 4) $ 3,918,000

The Company bears foreign currency risk on fee income derived from the Stockholder and the Stockholder's subsidiaries. Gains or losses resulting from foreign currency transactions are included in other income (losses).

NOTE 3   401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined.

NOTE 4   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2024, the Company has subordinated loans with its Stockholder as follows:

Amount	Interest Rate	Date of Original Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2026
850,000	5%	November 24, 1998	December 31, 2026
850,000	5%	December 31, 1998	December 31, 2026
800,000	5%	August 28, 2001	December 31, 2026
568,000	5%	November 1, 2004	December 31, 2026
$ 3,918,000			

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2024, the Company has net capital of $4,912,641, which was $4,662,641 in excess of its required net capital of $250,000.

NOTE 6   EXEMPTION FROM RULE 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2): (i) and (ii) of the Rule. Accordingly, there are no items to report under the requirements of this Rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in the purchase and sale of publicly and privately traded corporate equity and debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 7   LEASE COMMITMENTS

The Company have several obligations as a lessee for office space, and equipment with initial non-cancellable terms in excess of one year. The Company classified all its office space leases as operating, and equipment lease as financing leases respectively. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. As of December 31, 2024, the Company is not reasonably certain it will be exercising any available options to renew any of its operating or financing lease agreements.

The Company is leasing premises at 150 East 52nd Street in New York City under an operating lease agreement that expires on August 31, 2026. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

The Company also leases office space at 8 Greenway Plaza in Houston, Texas. This lease expired September 30, 2024 and was renewed effective October 1, 2024, but the renewal period was only for a twelve-month period expiring on September 30, 2025 therefore this lease was not included as a ROU asset or operating lease liability.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024 are as follows:

Years Ending December 31	Total
2025	$ 412,815
2026	275,210
Subtotal	688,025
Less imputed interest	(32,027)
Total operating lease liabilities	$ 655,998

Maturities of lease liabilities under a finance lease as of December 31, 2024 are as follows:

Years Ending December 31	Total
2025	$ 18,341
2026	18,341
Subtotal	36,682
Less imputed interest	(466)
Total finance lease liabilities	$ 36,216

NOTE 8   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, AND CONCENTRATION OF CREDIT RISK

The Company did not enter into any firm commitment underwritings during the year ended December 31, 2024. As of December 31, 2024, the Company did not have any outstanding firm commitments.

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers (the principal clearing broker is the Stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2024 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. At December 31, 2024, the Company had a total of approximately $6,117,629 with one of these financial institutions in excess of the insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses in such accounts.

NOTE 9   CONTINGENCIES

Pursuant to its clearance agreement, the Company introduces all of its U.S. securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all applicable U.S. customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.

In the ordinary course of business, the Company may be subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. As of December 31, 2024, there is one pending dispute with an investment banking client. While there is no guarantee that this issue won't negatively impact the Company's operational results or financial condition in the future, based partly on the outcomes of the relevant periods, it is management's opinion, that any potential negative consequences of the pending litigation is not only partially alleviated by the Company's future outcomes but also by liability insurance, thereby helping to mitigate any significant impact on the Company's financial position. The Company is actively seeking the dismissal of this claim.

NOTE 10   INCOME TAXES (BENEFIT)

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences.

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses in the subsequent year when the bonuses are paid as well as timing differences related to the depreciation of fixed assets.

Deferred tax assets increased by $215,460 during the year ended December 31, 2024 from a balance of $1,418,901 as of December 31, 2023 to a balance of $1,634,361 as of December 31, 2024 and are included in the Statement of Financial Condition.

As of December 31, 2024, the Company had a standalone federal net operating loss carryforward ("NOL") of approximately $4,000,000 for federal, state and local tax purposes. Additionally, at December 31, 2024 timing differences related to the deductibility of compensation for book and tax purposes amounted to $1,500,000. The Company's deferred tax assets before valuation allowance were $1,634,361 using federal, state and local effective tax rates of 21%, 6.5% and 8.85%. As of December 31, 2024, the Company has not recorded a valuation allowance since management believes it is more likely than not that the deferred tax assets will be realized and therefore has not applied a valuation allowance against deferred tax assets.

The carryforward period is unlimited for the Company's federal NOL noted above since the NOL arose in tax years that began after 2020. The carryforward period is generally unlimited for the Company's state and local NOLs but may be subject to certain limitations in each applicable jurisdiction.

As of December 31, 2024, the Company determined it has no uncertain tax positions as defined within ASC Sub-Topic 740-10.

The Company's 2021 to 2024 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by any of the tax authorities.

NOTE 11   GUARANTEES

ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2024 or during the year then ended, except as described in Note 8 above.

NOTE 12   SUBSEQUENT EVENTS

There were no events or transactions subsequent to December 31, 2024 through the date this financial statement was issued that would require recognition or disclosure in this financial statement.